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EXHIBIT 12

OHIO EDISON COMPANY
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
	(Dollars in Thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$301,320	$297,689	$336,456	$350,212	$356,159	$183,187
Interest and other charges, before reduction for amounts capitalized	235,317	225,358	211,364	187,890	144,170	88,368
Provision for income taxes	191,261	191,835	212,580	239,135	255,915	159,652
Interest element of rentals charged to income (a)	115,310	113,804	109,497	104,507	102,469	75,295

Earnings as defined	$843,208	$828,686	$869,897	$881,744	$858,713	$506,502

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest on long-term debt	$184,915	$178,217	$165,409	$150,632	$119,123	$70,686
Other interest expense	34,976	31,971	31,451	22,754	14,598	14,947
Subsidiaries' preferred stock dividend requirements	15,426	15,170	14,504	14,504	10,449	2,735
Adjustments to subsidiaries' preferred stock dividends to state on a pre-income tax basis	2,892	2,770	2,296	2,481	2,661	2,057
Interest element of rentals charged to income (a)	115,310	113,804	109,497	104,507	102,469	75,295

Fixed charges as defined	$353,519	$341,932	$323,157	$294,878	$249,300	$165,720

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES(b)	2.39	2.42	2.69	2.99	3.44	3.06

(a)
Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

(b)
These ratios exclude fixed charges applicable to the guarantee of the debt of a coal supplier aggregating $3,828,000 for the year ended December 31, 1998. The guarantee and related coal supply contract debt expired December 31, 1999.

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OHIO EDISON COMPANY CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES